SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   482530102
                                 (CUSIP Number)

                             Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                     50 South Main Street, 850 Key Bank Tower
                           Salt Lake City, Utah  84144
                            TELEPHONE: (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                AUGUST 12, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                                 Page 1 of 8
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                           SCHEDULE 13D                            Page 2 of 8



- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                fonix corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE              22-2994719
    PERSON
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
- ------------------------------------------------------------------------------
3.  SEC USE ONLY
- ------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   WC
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
- ------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                       5,341,667*
SHARES            ------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY          ------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                  5,341,667*
REPORTING         ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
- ------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                5,341,667*
             EACH REPORTING PERSON
- ------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                     [ ]
             (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                  35.3%
             ROW (11)
- ------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                    CO
- ------------------------------------------------------------------------------

* Represents shares of common stock subject to issuance to the Reporting Person upon conversion, in the discretion of the Reporting Person, of convertible promissory notes entered into between the issuer and the Reporting Person as payee.
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                            SCHEDULE 13D                           Page 3 of 8

ITEM 1.    SECURITY AND ISSUER.

         (a)  Name and Address of Principal Executive Offices of Issuer:

                       K.L.S. Enviro Resources, Inc.
                       3220 North Freeway
                       Fort Worth, Texas  76111

         (b)  Title and Class of Equity Securities:      Common Stock


ITEM 2.    IDENTITY AND BACKGROUND.

         (a)  Name of Person Filing:      fonix corporation

                                          The executive officers and directors
                                          of fonix corporation are set forth
                                          on Appendix A hereto.

         (b)  Principal Business:  Development of computer voice recognition technologies

         (c)  Address of Principal Business and Principal Office:

                        1225 Eagle Gate Tower
                        60 East South Temple Street
                        Salt Lake City, Utah  84111

         (d)  Criminal Proceedings:

                       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                       During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  State of Incorporation:    Delaware


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Funds for the purchase of the securities are derived from the Reporting Person's working capital.

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                          SCHEDULE 13D                            Page 4 of 8



ITEM 4.    PURPOSE OF THE TRANSACTION.

            In connection with the Reporting Person's financial management, it seeks opportunities to make short-term debt investments that yield appropriate rates of return and are adequately secured. As part of this financial management strategy, the Reporting Person provided a total of $1,900,000 in short-term debt financing to K.L.S. Enviro Resources, Inc., a Nevada corporation ("KLS"), which debt is secured by all of KLS's assets (except certain real property owned by KLS). In addition, and as a further inducement to the Reporting Person, KLS agreed that the entirety of the debt financing provided by the Reporting Person would be convertible, at the option of the Reporting Person, into shares of KLS's common stock. Incident to the provision of the debt financing described herein, Thomas A. Murdock, an executive officer, director and majority shareholder of the Reporting Person, assumed a position on KLS's board of directors effective July 10, 1996. Additionally, a group comprised of a current executive officer and director of KLS and a private entity controlled by executive officers, directors and shareholders of the Reporting Person has agreed to purchase 3,561,000 shares of KLS's common stock and 100,000 shares of KLS's preferred stock that is convertible into 500,000 shares of common stock from the estate of a former executive officer and director of KLS. [See Item 6].

            Other than as set forth above, the Reporting Person has no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of
            Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         (a)      Number of Shares Beneficially Owned:               0 shares

                  Right to Acquire:                          5,341,667 shares

                  Percent of Class: 35.2% (based upon 15,154,323 shares of
                                    common stock deemed to be issued and
                                    outstanding based on representations set
                                    forth in KLS's quarterly report on Form
                                    10-QSB for the period ended June 30, 1996
                                    and accounting for the unissued shares of
                                    common stock underlying the Reporting
                                    Person's presently exercisable conversion
                                    right).
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                            SCHEDULE 13D                           Page 5 of 8

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:           5,341,667 shares


         (c)      Recent Transactions:

                  Between May 14, 1996 and August 13, 1996, the Reporting Person advanced a total of $1,900,000 of debt financing to KLS in increments of $710,000, $450,000, $150,000 and
                  $590,000. KLS executed a promissory note for the $710,000 increment in June 1996, but on August 13, 1996, and pursuant to ongoing negotiations between the Reporting Person and KLS, KLS executed and delivered to the Reporting Person a replacement note for the $710,000 increment and similarly worded notes for the $450,000, $150,000, and $590,000 increments (collectively the "Notes"). The Notes provide that the entire balance of any unpaid principal is convertible at the option of the Reporting Person into shares of KLS's common stock. Specifically, the Notes provided that the $710,000 increment is convertible at the rate of $0.30 per share, and the balance of the financing ($1,190,000) is convertible at the rate of $0.40 per share, for a total of 5,341,667 shares.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                                  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            By agreement dated August 16, 1996, a group (the "Purchaser") comprised of Raymond H. Kurzon, a current executive officer and director of KLS, and a private entity controlled by Stephen M. Studdert, Thomas A. Murdock and Roger D. Dudley, each of whom is an executive officer, director and substantial shareholder of the Reporting Person agreed to purchase 3,561,000 shares of KLS's common stock and 100,000 shares of KLS's Series A Preferred Stock that is convertible at the option of the holder thereof into 500,000 shares of KLS's common stock from the Estate of James Robert Bell, a former executive officer, director and majority shareholder of KLS, and Jo Ann Bell. The securities purchased by the Purchaser constitute 41.3% of the presently issued and outstanding common stock of KLS. The Reporting Person has no present intention to exercise its conversion rights with respect to the Notes described herein, and would do so only if the Reporting Person's independent directors determined that such exercise would be in the best interests of the Reporting Person. Even assuming the Reporting Person were to exercise its conversion right, there is no arrangement or understanding between Purchaser and the Reporting Person as to matters affecting KLS's securities. Other than as described herein, there is no relationship, arrangement or understanding between the Reporting Person and any other person pertaining to the securities of KLS, including without limitation the transfer or voting of any such securities.

                            SCHEDULE 13D                           Page 6 of 8




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of August 22, 1996.

                                        fonix corporation



                                        By: /s/ Thomas A. Murdock
                                            ---------------------------------
                                            Thomas A. Murdock
                                            President and Chief Operating
                                            Officer

                           SCHEDULE 13D                            Page 7 of 8


                                   APPENDIX A

                   DIRECTORS AND EXECUTIVE OFFICERS

         The following is a list of all Directors and Executive Officer of fonix corporation and certain other information with respect to each Director. All Directors and Executive Officers are United States citizens.

Name:                               Alan C. Ashton, Ph.D.

Business Address:                   1361 South 740 East
                                    Orem, Utah  84058

Principal Occupation:               Investment management

Name, principal business and        Beesmark Investments, L.C.
address of corporation or other     Investment Management
organization in which employment    1361 South 740 East
is conducted:                       Orem, Utah  84058


Name:                               Ambassador Joseph Verner Reed

Business Address:                   United Nations Building
                                    New York, New York

Principal Occupation:               Under Secretary General, United Nations

Name, principal business and        United Nations
address of corporation or other     United Nations Building
organization on which employment    New York, New York
is conducted:


Name:                               James B. Hayes

Business Address:                   One Education Way
                                    Colorado Springs, Colorado  80906

Principal Occupation:               President and Chief Executive Officer of
                                    Junior Achievement, Inc.

Name, principal business and        Junior Achievement, Inc., non-profit
address of corporation or other     economic free-enterprise education
organization on which employment    One Education Way
is conducted:                       Colorado Springs, Colorado  80906

                           SCHEDULE 13D                            Page 8 of 8

Name:                               Stephen M. Studdert

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Chairman, Chief Executive Officer and
                                    Director of fonix corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

Name:                               Thomas A. Murdock

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               President, Chief Operating Officer and
                                    Director of fonix corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

Name:                               Roger D. Dudley

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Executive Vice President, Chief
                                    Financial Officer and Director of fonix
                                    corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111